

Mail Stop 3030

December 10, 2009

Via U.S. Mail and Facsimile to (619) 330-2628

Mr. Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
1848 Commercial Street
San Diego, California 92113

> **Re: Helix Wind, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 10, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-52107**

Dear Mr. Claudio:

        We have reviewed your response dated November 13, 2009 and additional filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Financial Statements, page 3

Note 5. Debt, page 13

1.   We note that you continue to reflect your notes, net of a discount, at zero as of September 30, 2009. While your disclosure states that you are amortizing the discount using the effective interest method, we also note your disclosure that there were no amortization expenses in the current period. Please explain to us how you are applying the effective interest method and show us the annual amortization expense you expect to record on each of the notes for the next five years and thereafter.

2.   Please tell us and in future filings please disclose the significant assumptions used to value the derivative liability related to the conversion feature of the notes. We note that the sentence preceding the table on page 16 refers only to the warrants. Please ensure that the amounts shown for each term of the valuation used for the warrants as shown in Notes 5 and 6 are consistent.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604, if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant